FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

26 April 2022

HSBC HOLDINGS PLC
1Q 2022 EARNINGS RELEASE
AUDIO WEBCAST AND CONFERENCE CALL

HSBC will be holding an audio webcast presentation and conference call today for investors and analysts. The speaker will be Ewen Stevenson (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.

http://www.rns-pdf.londonstockexchange.com/rns/2847J_1-2022-4-25.pdf

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.30am (London); 2.30pm (Hong Kong); and 2.30am (New York).

Webcast: https://streamstudio.world-television.com/768-1956-32413/en

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 7995949
	Toll-free	Toll
UK	0800 694 1461
US	1 866 280 1157
Hong Kong	800 905 685
International		+44 (0) 20 3009 5709

Replay access details from 26 April 2022 1:00pm BST - 26 May 2022 1:00pm BST.

Passcode: 79959949
	Toll-free	Toll
UK	0808 238 0667
US	1 866 331 1332
Hong Kong	58085596
International		+44 (0) 333 300 9785

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$3,022bn at 31 March 2022, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 April 2022